UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________________________________________________
FORM 11-K
___________________________________________________________

☑            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _____________

Commission File Number: 001-37429
___________________________________________________________

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXPEDIA RETIREMENT SAVINGS PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Expedia Group, Inc.
333 108th Avenue NE
Bellevue, WA 98004

Expedia Retirement Savings Plan
Financial Statements and
Supplemental Information

December 31, 2018 and 2017
and for the Year Ended December 31, 2018

Note: All other schedules required under Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefit Plans Administration Committee
Expedia Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Expedia Retirement Savings Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Opinion on the Supplemental Information
The supplemental information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2018, and Schedule G, Part III – Schedule of Nonexempt Transactions for the year ended December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Seattle, Washington
June 24, 2019

We have served as the Plan’s auditor since 2010.

Expedia Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets
Investments, at fair value	$787,521,544	$755,217,489
Notes receivable from participants	11,035,194	8,751,754
Employer contribution receivable	1,920,896	2,140,653
Other receivable	4,570	1,523
Net assets available for benefits	$800,482,204	$766,111,419

See accompanying notes.

Expedia Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018

Contributions:
Participant contributions	$89,847,515
Employer contributions	29,076,095
Rollover contributions	18,068,210
Total contributions	136,991,820
Investment income (loss):
Net realized and unrealized depreciation in fair value of investments	(86,893,939)
Dividend and interest income on investments	34,334,568
Total investment loss	(52,559,371)
Interest income on notes receivable from participants	487,783
Deductions:
Benefits paid to participants	49,745,592
Administrative expenses	803,855
Total deductions	50,549,447
Net increase in net assets available for benefits	34,370,785
Net assets available for benefits at:
Beginning of year	766,111,419
End of year	$800,482,204

See accompanying notes.

Notes to Financial Statements

1. Description of the Plan
The following description of the Expedia Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established on August 9, 2005 and is a defined contribution plan covering substantially all U.S. employees of Expedia Group, Inc. (formerly "Expedia, Inc.") and its subsidiaries (the “Company” or “Expedia”) who have reached the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). New employees are automatically enrolled in the Plan upon satisfying its eligibility requirements. When enrolled, such employees are deemed to enter into a pre-tax salary reduction agreement with the Company to contribute 3% of compensation (as defined in the Plan document) and to make an election to invest in a qualified default investment fund determined by the Plan’s administrative committee unless an employee affirmatively changes his or her automatic pre-tax salary deferral election and/or default investment fund. The Plan's qualified default investment funds are various Vanguard Target Retirement Funds.
Contributions
Participants can make pre-tax deferrals ranging from 1% to 50%, and after-tax contributions ranging from 1% to 10%, of their compensation (as defined in the Plan document) through payroll deductions. Participants can direct their contributions to any of the Plan’s investment options.
There are two types of Company contributions available under the Plan. (1) The Company makes matching contributions in an amount equal to 50% of the first 6% of pre-tax compensation deferred by participants in each payroll period, subject to regulatory limitations. In addition, the Company makes matching contributions after the end of each plan year (“true-up matching contributions”) in an amount sufficient to ensure a participant receives matching contributions for the plan year equal to 50% of the first 6% of the pre-tax compensation deferred by the participant for the plan year, provided that the participant is employed on the last day of the plan year unless an exception applies. For the year ended December 31, 2018, true-up matching contributions of $1,920,896 were made to the Plan. (2) The Company may also make discretionary matching and/or profit sharing contributions. For the year ended December 31, 2018, no discretionary matching or profit sharing contributions were made to the Plan.
Participants can direct Company contributions to any of the Plan’s investment options in the same manner as they direct their own contributions.
Vesting
Participant contributions are fully vested at the time of contribution. Generally, participants are 100% vested in the Company contributions in their accounts, plus actual earnings thereon, after two years of credited service.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions and Plan earnings. Allocations are determined in accordance with the provisions of the Plan document. The benefit to which a participant is entitled is the vested portion of the participant’s account.
Forfeitures
Forfeitures of terminated participants’ non-vested account balances are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and subsequently returned. The remaining amount, if any, is used to reduce the Company’s future contributions and then to pay the expenses of operating the Plan and the related trust. The balances of forfeited accounts at December 31, 2018 and 2017 were $1,187,933 and $547,141, respectively. During 2018, $829,790 of the forfeited amounts were used to fund Company contributions.

Notes to Financial Statements (continued)

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of their vested account balances. With the exception of loans used to purchase a primary residence, which can have terms up to 15 years, loan terms are limited to a maximum of 5 years. Loans are secured by the balance in the participant’s vested account and bear interest at a rate commensurate with commercial prevailing rates as determined in accordance with the terms of the Plan document. Principal and interest are paid ratably through regular payroll deductions for actively employed participants. Upon termination of employment, any outstanding loans are due and payable within ninety days following the termination date. As of December 31, 2018, the rates of interest on outstanding loans ranged from 4.25-6.25% with various maturities through 2033.
Payment of Benefits
Upon participants’ retirement at or after normal retirement age (as defined in the Plan document), death, disability or termination of employment, they, or their designated beneficiary (in the event of a participant's death), may elect to withdraw their entire vested account balances in the form of a lump sum payment, provided that to the extent a participant’s account is invested in Expedia stock, the participant may elect to receive whole shares of such Expedia stock and cash for any excess fractional shares. Participants reaching the age of 59½ may elect to withdraw some or all of their vested account balances while still employed. In the event of hardship (as defined by the Plan document) participants may withdraw some or all of the vested portion of their eligible account balances up to the amount of the hardship, subject to the requirements of the Plan document. Participants may withdraw some or all of their rollover or after-tax contributions at any time. Participants who meet the requirements for a qualified reservist distribution described in the Plan document may withdraw some or all of their pre-tax salary deferral contributions while on active duty. If the value of the vested portion of a participant's account (without regard to the value of the participant's rollover account) at the time the participant incurs a termination of employment or at any time thereafter is more than $1,000 but not more than $5,000 and, after receiving all required notices the participant does not elect to receive a direct payment or rollover, the balance will be rolled over to an IRA designated by the Plan administrator. If the participant's account balance is $1,000 or less, such amount will be distributed to them in a lump sum.
Administrative Expenses
Administrative expenses of the Plan may be paid by the Company in its discretion, but otherwise will be paid by participants through quarterly fees charged to their accounts and transaction fees. In addition, the Plan's investment options charge expenses as described in their respective prospectuses or prospectus summaries.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of applicable law. In the event of Plan termination, participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Benefit Payments
Benefit payments are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Notes to Financial Statements (continued)

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values (“NAVs”) of shares held by the Plan at year end. The Plan invests in the Fidelity Managed Income Portfolio (“MIP”) stable value common collective trust fund, and Loomis Sayles Core Plus Fixed Income common collective trust fund (“Loomis Core”). The Plan’s interest in the MIP and Loomis Core is valued at the NAV practical expedient of the underlying investments reported by the issuer of the common collective trust at year-end. This practical expedient would not be used if it is determined to be probable that the Plan will sell the investment for an amount different from reported net asset value. The underlying assets owned by the MIP and Loomis Core consist primarily of readily marketable fixed income securities. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Purchases and sales of securities are recorded as of their trade-date. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. The Loomis Core funds may be traded daily without restriction. The MIP may be traded daily, but has a 90-day restriction requirement to exchange to a competing fund.
Notes Receivable from Participants
Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable from participants. No allowance for credit losses has been recorded as of December 31, 2018 and 2017.
Subsequent Events

We monitor significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. The Plan has evaluated subsequent events through the date on which the financial statements are issued. On April 1, 2019, the HomeAway Holdings, Inc. 401(k) Plan merged into the Plan.  Total assets in the HomeAway Holdings, Inc. 401(k) Plan were $42,696,019 at the time of the merger.

3. Fair Value of Investments
The Plan's investments are measured at fair value on a recurring basis. Accounting Standards Codification Topic 820 describes three levels of inputs that may be used to measure fair value:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2
Quoted prices for identical or similar assets or liabilities in markets that are not considered to be active or identical or similar financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Plan’s mutual funds, equity securities, and self-directed brokerage accounts are generally classified within Level 1 of the fair value hierarchy. The fair value of these investments is valued based on quoted market prices in active markets.

Notes to Financial Statements (continued)

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2018 and 2017:

Investment Assets at Fair Value as of December 31, 2018
	Level 1	Total
Mutual funds	$695,954,088	$695,954,088
Investments in self-directed brokerage accounts	25,090,568	25,090,568
Investments in Expedia Group, Inc. common stock	22,266,941	22,266,941
Total investments at fair value	743,311,597	743,311,597
Common collective trust funds measured at NAV*	—	44,209,947
Total investments	$743,311,597	$787,521,544
Investment Assets at Fair Value as of December 31, 2017
	Level 1	Total
Mutual funds	$672,359,985	$672,359,985
Investments in self-directed brokerage accounts	23,726,556	23,726,556
Investments in Expedia Group, Inc. common stock	21,729,215	21,729,215
Total investments at fair value	717,815,756	717,815,756
Common collective trust funds measured at NAV*	—	37,401,733
Total investments	$717,815,756	$755,217,489

* Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

4. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
5. Income Tax Status
The Plan has received a favorable determination letter from the Internal Revenue Service (“IRS”) dated June 2, 2015, stating that the Plan, as restated effective January 1, 2013, is qualified under Section 401(a) of the Internal Revenue Code (“IRC”) and therefore entitled to favorable tax treatment. The favorable determination letter is subject to the adoption of additional amendments that were proposed to the IRS as part of this letter process. Such additional amendments have been timely adopted by the Company. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC, and therefore believes that the Plan is qualified and the related trust is tax-exempt.

In line with GAAP, the Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, to the Plan administrator's knowledge, there are currently no audits in progress for any tax periods.

Notes to Financial Statements (continued)

6. Party-in-Interest Transactions
Certain Plan investments are shares of mutual funds and units of participation in a common collective trust fund managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for investment management services were $381,061 for the year ended December 31, 2018.
At December 31, 2018 and 2017, the Plan held 197,648 and 181,411 shares, respectively, of common stock of the Company, with a cost basis of $16,495,979 and $13,901,227, respectively, and fair value of $22,266,941 and $21,729,215, respectively. During the year ended December 31, 2018, the Plan recorded $237,961 in dividend income on the common stock of the Company.

Supplemental Information

Expedia Retirement Savings Plan
EIN: 91-1996083 Plan: 002
Schedule G, Part III, Schedule of Nonexempt Transactions
Year Ended December 31, 2018

						(g)
						Expenses
	(b)					Incurred		(i)
(a)	Relationship to Plan,	(c)	(d)	(e)	(f)	in Connection	(h)	Current	(j)
Identity of	Employer, Other	Description of	Purchase	Selling	Lease	With the	Cost of	Value	Net Gain
Party Involved	Party In Interest	Transactions	Price	Price	Rental	Transaction	Asset	Of Asset	(Loss)
Mercer (US) Inc.	Investment Consultant	Ineligible plan expenses	$20,000	$—	$—	$—	$20,000	$20,000	$—
Moss Adams LLP	Registered Public Accounting Firm	Ineligible plan expenses	$15,941	$—	$—	$—	$15,941	$15,941	$—
Fidelity Management Trust Company	Trustee	Ineligible plan expenses	$8,577	$—	$—	$—	$8,577	$8,577	$—

Expedia Retirement Savings Plan
EIN: 91-1996083 Plan: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

		(c)
	(b)	Description of Investment Including,
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e)
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value		Current Value
	Registered investment companies:
	Vanguard Institutional Target Retirement Income	104,203	shares	$2,137,213
	Vanguard Institutional Target Retirement 2015	172,696	shares	3,564,437
	Vanguard Institutional Target Retirement 2020	587,919	shares	12,363,938
	Vanguard Institutional Target Retirement 2025	1,058,285	shares	22,403,896
	Vanguard Institutional Target Retirement 2030	1,475,018	shares	31,329,393
	Vanguard Institutional Target Retirement 2035	2,506,013	shares	53,378,072
	Vanguard Institutional Target Retirement 2040	2,854,244	shares	60,995,187
	Vanguard Institutional Target Retirement 2045	3,139,215	shares	67,210,583
	Vanguard Institutional Target Retirement 2050	2,203,986	shares	47,253,464
	Vanguard Institutional Target Retirement 2055	1,073,734	shares	23,085,276
	Vanguard Institutional Target Retirement 2060	164,924	shares	3,545,875
	Vanguard Institutional Target Retirement 2065	11,127	shares	218,766
*	Fidelity ContraFund K	6,060,110	shares	66,721,807
*	Fidelity Diversified International K Fund	881,446	shares	27,836,069
*	Fidelity 500 Index Fund	829,847	shares	72,279,639
*	Fidelity International Index Fund	484,230	shares	17,601,763
*	Fidelity Extended Market Index Fund	314,517	shares	16,707,138
	Dodge & Cox International Stock Fund	402,267	shares	14,847,687
	Goldman Sachs Small Cap Value Fund	311,228	shares	14,475,214
	TimesSquare Midcap Growth Fund	1,287,013	shares	19,922,961
	MainStay Large Cap Growth Fund	3,515,424	shares	29,599,868
	T. Rowe Price Institutional Large-Cap Value Fund	714,583	shares	14,091,579
	Conestoga Small Cap Institutional Fund	439,288	shares	21,555,881
	Vanguard Total Bond Market Index Fund Institutional	1,863,782	shares	19,476,527
	Transamerica Mid Cap Value Opportunities	3,396,319	shares	33,351,855
	Total registered investment companies			695,954,088
	Common/collective trust funds:
	Loomis Sayles Core Plus Fixed Income Trust Class C	1,463,402	units	20,970,545
*	Fidelity Managed Income Portfolio Fund	23,239,402	units	23,239,402
	Total common/collective trust funds			44,209,947
	Common stock:
*	Expedia Group, Inc. common stock	197,648	shares	22,266,941
	Participant-directed brokerage accounts:
	Fidelity Brokerage Link (1)	Various mutual funds and common stocks		25,090,568
*	Participant loans	Interest rates ranging from 4.25% to 6.25%, maturing through 2033		11,035,194
				$798,556,738
*     Indicates a party-in-interest to the Plan.
(1)     Certain investments in the Fidelity Brokerage Link accounts are issued by a party-in-interest to the Plan.
Note: Column (d), cost, is not applicable, as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPEDIA RETIREMENT SAVINGS PLAN
Date:	By:	/s/ LANCE SOLIDAY
June 24, 2019		Lance Soliday
Chair of Benefit Plans Administration Committee
Expedia Group, Inc.

EXHIBIT INDEX

Exhibit Number        Description
23.1            Consent of Independent Registered Public Accounting Firm - Moss Adams LLP